

Mailstop 3233

July 17, 2018

Via E-mail
Charles F. Boyle
Vice President and Chief Financial Officer
Universal Health Realty Income Trust
Universal Corporate Center
367 South Gulph Road
King of Prussia, PA 19406

      Re: **Universal Health Realty Income Trust**
            Form 10-K for the fiscal year ended December 31, 2017
            Filed February 28, 2018
            File No. 1-9321

Dear Mr. Boyle:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
  Commodities